Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

August 17, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Angela Mokodean

Re:	Cresset Private Equity Opportunity Fund, File Nos.: 333-225212; 811-23352
Response to Examiner Comments on N-2

Dear Ms. Mokodean:

This letter responds to the comments that you provided via email on June 22, 2018 (the “Comment Letter”) in connection with your review of the registration statement (“Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Cresset Private Equity Opportunity Fund (the “Fund” or the “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

For your convenience, we have repeated below each comment in the Comment Letter, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Fund’s Registration Statement, unless otherwise indicated.

General

1.              Comment:  Other than the exemptive application submitted by the Fund on June 6, 2018, please advise us if you have submitted or expect to submit any exemptive applications or no- action requests in connection with your registration statement.

Response:  The Fund has not submitted, and currently does not expect to submit, any additional exemptive applications or no-action requests in connection with the Registration Statement. The Fund may in the future file additional exemptive applications (including an application for an order under Section 17(d) of the 1940 Act) or no-action requests.

2.              Comment:  Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker-dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation or other arrangements.

Response:  The Registrant confirms that FINRA will review the distribution terms and arrangements prior to effectiveness of the Registration Statement.

3.              Comment:  Supplementally explain whether it is likely that the Fund will issue preferred shares within 12 months of effectiveness of this registration statement. If so, please disclose the consequences to holders of common shares of the issuance of preferred shares (e.g., increased expense ratio, lower liquidation preference, and diminished voting power) and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

Response:  The Fund does not intend to issue preferred shares within 12 months of the notice of effectiveness of the Registration Statement.

4.              Comment:  Please include seed financial statements as required by section 14(a)(1) of the Investment Company Act of 1940 (the “Act”). Please also file an auditor’s consent as an exhibit pursuant to Item 25.2.n. of Form N-2.

Response:  The Registrant will include in a pre-effective amendment to the Registration Statement seed financial statements as required by Section 14(a)(1) under the 1940 Act and an auditor’s consent pursuant to Item 25.2.n. of Form N-2.

Prospectus

Cover Sheet

5.              Comment:  If the Fund has borrowed to pay offering costs, the amount borrowed should be shown as a sales load.

Response:  The Fund has not borrowed to pay offering costs.

6.              Comment:  Please revise the sentence stating that “Additional classes of Shares may be offered by the Fund” to recognize that the Fund must receive exemptive relief to issue multiple classes of shares.

Response:  The Registrant will revise the above-referenced sentence as follows:

The Fund has submitted to the U.S. Securities and Exchange Commission an application for an exemptive order that would permit the Fund to offer ~~A~~additional classes of Shares ~~may be offered by the Fund~~.

7.              Comment:  Please clarify the meaning of the statement that “The Shares will generally be offered at the net asset value per Share as of the first business day of each calendar quarter.” Specifically, explain whether this means that shares will be offered on the first business day of each calendar quarter at the NAV per share on that day, or if shares may be offered on different dates at the NAV per share as of the first business day of the relevant calendar quarter. If the latter, supplementally explain why your approach is consistent with sections 22 and 23(b) of the Act and rule 22c-1 thereunder.

Response:  The Fund will revise the above-referenced statement as follows:

The Fund’s Shares will generally be offered ~~at the net asset value per Share as of~~on the first business day of each calendar quarter at the net asset value per Share on that day.

8.              Comment:  Please more prominently disclose the liquidity risks associated with the Fund by using one or more bullets to convey the information provided in the paragraph beginning “Shares are speculative and illiquid securities involving substantial risk of loss” and by using bold face type for the main points of the paragraph (e.g., that “Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop.”). Please also disclose risks associated with distribution sources on the cover page along the lines of the following:

•                  The amount of distributions that the Fund may pay, if any, is uncertain.

•                  The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The Registrant has revised its disclosure as requested and incorporated the requested additional disclosure with slight modifications.

Summary

9.              Comment:  Please supplementally confirm that the Fund will comply with rule 35d-1 with respect to its private equity-related investments, including the requirement to adopt a fundamental policy or a policy to provide shareholders with at least 60 days prior notice of any change in the Fund’s policy to invest 80% of net assets (plus the amount of borrowings for investment purposes) in private equity-related investments.

Response:  The Fund respectfully disagrees with the Staff’s view that the term “private equity” in the Fund’s name subjects it to the requirements of Rule 35d-1 under the 1940 Act (“Rule 35d-1”). Under Rule 35d-1(a)(2), a fund must adopt an 80% policy if it has a name suggesting that the fund focuses its investments on a specific type of investment or investments, or in investments in a particular industry or group of industries.  The term “private equity” is not implicated by Rule 35d-1(a)(2) because the term “private equity” in the Fund’s name refers to an overall investment structure and strategy and not to a specific type of investment or investments (e.g., stock, bond, equity, debt, small-cap, etc.) nor to investments in a particular industry or group of industries (e.g., utilities, healthcare, infrastructure, etc.).

The Fund also notes several other funds that have “private equity” in their names that do not have such a policy (see, for example, CPG Carlyle Private Equity Fund, LLC (File No. 811-22763), Excelsior Private Equity Fund II (File No. 811-08149), Hatteras Global Private Equity Partners Institutional, LLC (File No. 811-22257) and Partners Group Private Equity, LLC (File No. 811-22210)).

Further, with respect to any argument relating to investor confusion, the Fund notes that it will only be made available to investors that are “accredited investors” under Regulation D of the Securities Act of 1933, as amended, and as per the proposing release for Regulation D, accredited investors are presumed to have the knowledge and experience in financial matters such that they are capable of evaluating the merits and risks of the prospective investment or able to bear the economic risk of the investment.

Because “private equity” is an indication of an overall investment structure and strategy to be pursued by the Fund and not a type of investment or industry, the Fund respectfully declines to confirm that it will adopt such a policy.

10.       Comment:  Please more clearly disclose that the Adviser is a newly formed entity that does not have prior experience advising a closed-end fund. Please also update your risk disclosure to recognize risks associated with the Adviser’s lack of experience.

Response:

The Registrant will add the following disclosure (added disclosure in bold) under the heading “The Adviser” in the SUMMARY section:

Pursuant to an investment management agreement (the “Investment Management Agreement”), Cresset SPG, LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser (the “Adviser”). The Adviser was organized as a limited liability company under the laws of the State of Delaware on April 25, 2018.

The Registrant will also add the following disclosure under BUSINESS STRUCTURE AND RELATED RISKS:

Newly Formed Adviser

The Fund is dependent upon the services and resources provided by the Adviser. The Adviser is a newly formed entity and has not previously served as an investment adviser to a closed-end fund or to any registered investment company. As a result, the Adviser will be addressing certain operational and compliance requirements of the 1940 Act for the first time in connection with the commencement of operations of the Fund.

11.       Comment:  In the discussion of the Fund’s Incentive Fee on page 3, you state:

“Shareholders of the Fund will benefit from the Loss Recovery Account in proportion to their holdings of Shares.” Please explain. Does the Loss Recovery Account have a purpose or function beyond reducing the Fund’s Incentive Fee under certain circumstances?

Response:  The Fund respectfully advises that the purpose and function of the Loss Recovery Account, beyond reducing the Fund’s Incentive Fee under certain circumstances, is to ensure that the Adviser does not receive Incentive Fee payments for a performance fee period until prior Fund losses during such period have been recouped.

12.       Comment:  Under “Repurchases of Shares” on page 5, you note that the Adviser “anticipates recommending” to the Board that the Fund conduct quarterly repurchase offers of no more than 5% of its net assets. Please explain to us the purpose of the “anticipates recommending” language and if, for example, the Fund has a planned liquidity event at some point in the future.

Response:  The Fund does not have a planned liquidity event in the future. The language reflects the Adviser’s expectation that it will recommend that the Board consider, at each of the Board’s quarterly meetings, approving a repurchase offer of no more than 5% of the Fund’s assets. The disclosure further recognizes that the determination of whether such repurchase offers should be made is a Board determination.

Summary of Fund Expenses

13.       Comment:  Please supplementally explain whether shareholders will be charged fees in connection with the dividend reinvestment plan. If so, please disclose as a shareholder transaction expense the highest fee that may be charged and disclose the purpose of the fee.

Response:  Shareholders will not be charged fees in connection with the dividend reinvestment plan.

14.       Comment:  Footnote 2 to the fee table states that “The Investment Management Fee is equal to 1.25% on an annualized basis of the greater of (i) the Fund’s net asset value and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment.” Section 15(a)(1) of the Act requires that the Fund’s investment advisory agreement precisely describe all compensation.  Please revise the disclosure regarding the Fund’s Investment Management Fee and the investment advisory agreement to precisely describe how the fee is calculated pursuant to clause (ii).  Please also supplementally explain how describing compensation two different ways precisely describes all compensation.

Response:  The Fund respectfully declines to revise its disclosure as requested because it believes the current disclosure precisely describes its compensation and does not agree with the Staff’s interpretation that compensation is described in two different ways; rather, as the Staff notes in its Comment No. 15, it describes an alternative method of compensation and describes under what circumstances each alternative method of compensation will be used to calculate the investment management fee.

15.       Comment:  Consistent with Form N-2, the fee table includes a parenthetical after Annual Expenses noting that the expenses are shown as “a percentage of net assets attributable to Shares.” The Investment Management Fee is then listed in the fee table as 1.25%.  However, as explained in footnote 2, the Fund’s Investment Management Fee may be based on the amount of the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment. It appears that this alternative method for calculating the Fund’s Investment Management Fee may cause the fee table’s presentation of the Investment Management Fee to be misleading. Please address this concern.

Response:  The Registrant will revise footnote 2 to disclose that in no event will the Investment Management Fee exceed 1.75% as a percentage of the Fund’s net asset value.

16.       Comment:  Please provide in the prospectus a plain English explanation, a graphic, and examples demonstrating the operation of the incentive fee. Please consider cross referencing this discussion in footnote 2 to the fee table.

Response:  The Fund does not believe this type of disclosure to be consistent with current industry practice or regulatory requirements, and further that given the numerous assumptions needed to produce any graphical representation demonstrating the operation of the Incentive Fee, such a representation would not provide shareholders with a useful representation of the operation of the Incentive Fee.

17.       Comment:  Please disclose the period of time the Expense Limitation Agreement will be in effect and whether the adviser can unilaterally terminate the Agreement without Board approval during this period.

Response:  The Fund will revise its disclosure in a pre-effective amendment to the Registration Statement to disclose the period of time the Expense Limitation Agreement will be in effect and that the Adviser is not able to unilaterally terminate the Expense Limitation Agreement without the approval of the Fund’s Board of Trustees during the period of the agreement.

Investment Objective and Strategies

18.       Comment:  In addition to Secondary Investments, Primary Investments, and Direct Investments, you state that the Fund may invest in other alternative investment strategies that the Adviser expects to exhibit cash flow, risk, and return profiles similar to traditional private equity investments. Please disclose more information about what these investments may entail. Please also disclose whether the Fund’s investments in such alternative investments will be limited to a certain percentage of its portfolio.

Response:  The Registrant will add the following disclosure under Investment Strategies:

Other alternative investment strategies in which the Fund may invest include structured purchases of private equity investment managers.  These purchases may include secondary purchases of existing securities or new securities in such managers.  The Fund may also make investments in funds specializing in the aggregation of royalty cash flows or insurance contracts.  In general, the Fund will look for atypical private investment opportunities that provide the excess return potential of traditional private equity investments with a risk profile that reduces the overall risk when introduced into the portfolio.  These alternative private investments are expected to comprise 0% to 20% of the Fund’s portfolio.

19.       Comment:  Please provide a plain English explanation of the terms “harvest phase” and “vintage year.”

Response:  The Registrant will revise the second paragraph under Investment Strategies (added language in bold) as follows:

Secondary Investments in Portfolio Funds are expected to comprise 50% to 100% of the Fund’s portfolio. Secondary Investments are interests in existing private equity funds that are acquired in privately negotiated transactions, typically after the end of the private equity fund’s fundraising period.  Typically, these funds have portfolios of existing investments, as well as capital available for new or follow-on investments. The Adviser will acquire interests in private equity limited partnerships that are mature (typically four to eight years old at the time of purchase) and that are in or approaching the harvest phase. The “harvest phase” is the stage in a private equity fund’s life cycle when the fund’s manager begins to liquidate the fund’s assets through the public and/or private capital markets. This stage typically begins in years 4-6 of a fund’s life, as the investments have matured, and the investment manager has built value above cost in the individual company investments. The Adviser will endeavor to construct a Secondary Investment portfolio highly diversified by investment strategy, global geography, vintage year, industry sector, and fund manager. “Vintage year” refers to the year in which a private equity fund was established. This date is typically the year in which a private equity fund holds the final closing on its fundraising activities. For example, a fund that held its final closing in December, 2018, after an 18-month fundraising period would be deemed to have a vintage year of 2018.

20.       Comment:  Please provide a brief description of each of the investment strategies listed on page 11 (buyout, venture capital, mezzanine, infrastructure, and natural resources).

Response:  The Registrant will add the following descriptions of each of the above-mentioned investment strategies:

Buyout — Control investments in established, cash flow positive companies are generally classified as buyouts. Buyout investments may focus on small-, mid- or large-capitalization companies, and such investments collectively represent a majority of the capital deployed in the overall private equity market. The use of debt financing, or leverage, is prevalent in buyout transactions — particularly in the large-cap segment.

Venture capital — Investments in new and emerging companies are usually classified as venture capital. Such investments are often in technology and healthcare related industries. Companies financed by venture capital are generally not cash flow positive at the time of investment and may require several rounds of financing before the company can be sold privately or taken public. Venture capital investors may finance companies along the full path of development or focus on certain sub-stages in partnership with other investors.

Mezzanine — Mezzanine is a private equity industry term referring to subordinated debt investments made directly in operating companies.  Investee companies are often private equity-backed.  Mezzanine debt is junior to most forms of debt and liabilities in the capital structure but is senior to all forms of equity.  In compensation for the risk profile, mezzanine debt generally requires a higher level of interest payment to the investor, typically in some combination of cash and in-kind payments.  Often, the mezzanine investor will also require equity warrants to be associated with the debt security.

Infrastructure — Infrastructure is a private equity industry term that refers to investments made directly in infrastructure projects, such as energy production plants, dams, pipelines, bridges, or other income producing facilities.  These investments may be made in the form of equity, debt, revenue or profit sharing participations, or in some combination.

Natural Resources — Natural Resources is a private equity industry term that refers to investments made directly in assets such as oil and gas exploration and production, oil and gas distribution, or timber.  These investments may be made in the form of equity, debt, revenue or profit sharing participations, or in some combination.

21.       Comment:  Disclosure on page 11 mentions, but does not describe or define, the “J-curve.” Please either cross reference the description of the “J-curve” on pages 12-13 or provide a more detailed description of “J-curve” the first time the term is used.

Response:  The Registrant has revised its disclosure as requested.

22.       Comment:  On page 11, you refer to the Adviser’s intent to construct a Secondary Investment Portfolio that is “highly diversified” by global geography, among other factors. Similar language is provided with respect to the Primary Investment Portfolio. On page 28, you state that “the Fund intends to invest predominantly in the United States,” while disclosure on page 27 provides that the Fund may invest in investments in a number of different countries, including less developed countries. Please provide clear disclosure under “Investment Strategies” about the extent of the Fund’s potential non-U.S. investments and whether these will include investments in less developed countries and/or emerging market countries.

Response:  The Fund will add the following disclosure under Investment Strategies:

The Fund’s non-U.S. investments are expected to reside primarily in the United Kingdom and Western Europe and, to a lesser extent, Asia. It is expected that little to no portfolio exposure will reside in in developing or emerging markets. It is expected that no more than 20% of the Fund’s portfolio will be comprised of non-U.S. investments.

Management Related Risks

23.       Comment:  Discussion on page 22 recognizes that the Fund’s Incentive Fee is based, in part, on unrealized appreciation, which could result in the Fund paying an Incentive Fee even if the value of the underlying investment decreases and the gain is never realized. Please more clearly disclose this aspect of the Incentive Fee on page 3 of the prospectus, when the Incentive Fee is first discussed.

Response:  The Fund will add the following language to the discussion of the Incentive Fee under SUMMARY—Fees and Expenses on page 3:

Any Incentive Fee payable by the Fund that relates to an increase in value of Fund Investments may be computed and paid on gain or income that is unrealized. If a Fund Investment decreases in value, it is possible that the unrealized gain previously included in the calculation of the Incentive Fee will never become realized. The Adviser is not obligated to reimburse the Fund for any part of the Incentive Fee it received that was based on unrealized gain never realized as a result of a sale or other disposition of a Fund Investment at a lower valuation in the future, and such circumstances would result in the Fund paying an Incentive Fee on income or gain the Fund never received.

24.       Comment:  Please supplementally confirm that the activities discussed under “Transactions with Affiliates” will be conducted in compliance with the Act and the rules thereunder.

Response:  The Fund supplementally confirms that the activities discussed under “Transactions with Affiliates” will be consistent with the requirements of the 1940 Act and the rules and regulation thereunder.

Investment Related Risks

25.       Comment:  Disclosure on page 26 states: “The Fund Investments may include low grade or unrated debt securities (“high yield” or “junk” bonds or leveraged loans) or investments in securities of distressed companies.” If the Fund will invest in these types of investments in connection with its principal investment strategies, please include appropriate disclosure about these investment types in the discussion of the Fund’s investment strategies.  See Item 8.2.b. of Form N-2.

Response:  The Registrant confirms that low grade or unrated debt securities and investments in distressed companies will not be part of the Fund’s principal investment strategies.

Management of the Fund

26.       Comment:  Under “Investment Management Agreement,” you state on page 37 that “The Investment Management Agreement provides that, in the absence of willful misfeasance or gross negligence of its obligations to the Fund, the Adviser…will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund.” Please add “bad faith” and “reckless disregard” of his or her obligations and duties under the agreement as types of disqualifying behavior. See section 17(i) of the Act. Please also make conforming changes elsewhere in the document. For example, this issue also arises on page 61 in the discussion of officer indemnification.  See section 17(h) of the Act.

Response:  The Registrant has revised the disclosure and will make additional conforming disclosures as requested.

Conflicts of Interest

27.       Comment:  Under “Affiliates,” you state that the Adviser and its affiliates may, subject to applicable law, co-invest with the Fund in certain transactions. You also discuss how investment expenses and broken deal expenses will be allocated among the Fund and any co- investors of the Advisor or its affiliates. Please explain why you do not need exemptive relief to conduct such co-investment activity under section 17(d) of the Act and rule 17d-1 thereunder. Alternatively, identify the exemptive order you are relying on to conduct co-investment activity.

Response:  To the extent the Fund co-invests with an affiliated entity it will seek the appropriate exemptive relief.

28.       Comment:  On page 42, you state: “Accordingly, amongst such discretionarily managed funds (including the Fund) or separate accounts managed by the Adviser or its affiliates, each shall bear the entire amount of broken deal expenses incurred, in proportion to the capital they would have committed to the contemplated unconsummated investment, save for certain initial stage broken deal expenses which may be allocated to funds (including the Fund) and separate accounts managed by the Adviser or its affiliates (and not to co- investors of the Adviser and its affiliates) based on such funds’ and accounts’ investment objectives rather than a planned allocation to an investment.” Please more clearly explain your method of assigning initial stage broken deal expenses to a fund based on its investment objectives. Please also explain to us why you believe this approach is permissible under the Act and the Investment Advisers Act of 1940.

Response:  There may be certain investments in a Portfolio Fund that are unsuitable for the Fund as a regulated investment company, including assets that will result in “bad” income or contribute to inappropriate levels of diversification or concentration. In its due diligence, the Adviser may discover that a Portfolio Fund or a Portfolio Fund Manager is unable or unwilling to provide valuation or tax information on an ongoing basis to satisfy the audit or tax requirements of a regulated investment company. If the Adviser or its affiliates manage a vehicle into which these assets can be acquired, and if these transactions are not completed subsequent to the knowledge of their unsuitability for a regulated investment company, it is most fair for the broken deal expenses to be allocated based on strategic fit (in this case, the suitability of the investment based on portfolio objectives and regulatory guidelines).

Calculation of Net Asset Value; Valuation

29.       Comment:  It appears that a fair amount of the Fund’s investments will be purchased on private secondary markets. Please explain how secondary market information is factored into the Fund’s fair valuation policies and U.S. GAAP.

Response:  The Fund respectfully advises that it is well established that secondary market transactions do not result in a revaluation of acquired assets at the Portfolio Fund level. It is recognized that a private equity secondary market transaction at a price that differs from the fair market value as reported by a Portfolio Fund does not necessary reflect a change in the current fair market value for the following reasons.

•                  The purchase price is the result of a negotiation that reflects the needs and forward views of both the seller and the buyer (i.e., a seller in need of liquidity may sell its interests in a Portfolio Fund at a discount from fair market value).

•                  A secondary buyer’s purchase price is a function of its long term expectation of the investment performance of a Portfolio Fund’s assets. The discounted value of this performance (based on time and risk) usually results in a value that is different from the current fair market value.

•                  Funds such as Portfolio Funds are often acquired in portfolio transactions where multiple Portfolio Funds are acquired at once. The assets are priced in the aggregate as a portfolio, making the application of the purchase discount or premium to any single fund inappropriate. It is uncommon for a Portfolio Fund to change the accounting basis of its assets based on the value of secondary market transactions.

30.       Comment:  Please confirm in correspondence that the Fund intends to disclose the cost for each restricted security in the Schedule of Investments as required by Article 12-12, footnote 8 of Regulation S-X.

Response:  The Registrant confirms that it will comply with the requirements of Article 12-12 of Regulation S-X.

Purchasing Shares

31.       Comment:  With respect to the Fund’s investment minimums, disclosure on page 59 includes a placeholder for the initial investment minimum that applies to investors whose interests may be aggregated by a broker-dealer or registered investment adviser to meet the Fund’s general $100,000 initial investment minimum. Please supplementally confirm that the initial investment minimum applicable to each investor will be at least $25,000 regardless of whether the investor’s purchase is aggregated by a broker-dealer or investment adviser. If not, please explain to us why it would be appropriate for the Fund to offer shares to investors who invest less than $25,000 in the Fund in light of the Fund’s investment strategies.  We may have additional comments after reviewing your response.

Response:  The Registrant confirms that the initial investment minimum applicable to each investor will be at least $25,000 regardless of whether the investor’s purchase is aggregated by a broker-dealer or investment adviser.

Additional Information

32.       Comment:  Please confirm in correspondence that the financial statements of any Subsidiaries will be consolidated with those of the Fund.

Response:  The Registrant confirms that the financial statements of any Subsidiaries will be consolidated with those of the Fund.

33.       Comment:  Please explain whether the Fund’s Subsidiaries will be domestic or foreign subsidiaries. Depending on the answer, we may have additional comments.

Response:  The Fund anticipates that its Subsidiaries, if any, will be foreign subsidiaries.

34.       Comment:  If any of the Subsidiaries is charging a management fee, please confirm in correspondence that the Subsidiary’s management fee is included in “Management Fees” and the Subsidiary’s expenses are in “Other Expenses” in the Fund’s prospectus fee table.

Response:  No Subsidiary of the Fund will charge a management fee.

Summary of the Agreement and Declaration of Trust

35.       Comment:  This discussion regularly uses the term “Shareholders of the Board,” which is not a term used or defined in the Fund’s Agreement and Declaration of Trust. Please consider revising your terminology to more clearly refer to either shareholders of the Fund or the Fund’s Board of Trustees.

Response:  The Fund has revised its disclosure to so clarify.

Statement of Additional Information

Fundamental Policies

36.       Comment:  Your concentration policy states: “This investment restriction does not apply to investments by the Fund in Portfolio Funds (or in another comparable investment pool). The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. The Fund will not invest 25% or more of its assets in a Portfolio Fund that it knows concentrates its assets in a single industry.” Please supplementally explain whether, under this policy, the Fund would be permitted to invest in multiple Portfolio Funds that all concentrate their assets in the same industry. Please also explain to us whether, to the extent the Fund has knowledge of a Portfolio Fund’s or other comparable investment pool’s holdings, the Fund will look through the Portfolio Fund or other comparable investment pool when the Fund determines compliance with its concentration policies. Please note that the Fund may not ignore the holdings of the Portfolio Funds when determining compliance with the concentration policy.

Response:  The Fund will modify the above-quoted disclosure to clarify its concentration policy as follows (added language in bold): “This investment restriction does not apply to investments by the Fund in Portfolio Funds (or in another comparable investment pool). The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. The Fund will not invest 25% or more of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry.”

The Registrant supplementally confirms that under this policy, the Fund may invest up to 25% of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry. To the extent the Fund has knowledge of a Portfolio Fund’s or other comparable investment pool’s holdings, the Fund will consider the holdings of a Portfolio Fund or other comparable investment pool when the Fund determines compliance with its concentration policy. The Fund notes, however, that it will be an investor in Portfolio Funds and will not be able to dictate the Portfolio Funds’ investment decisions. As such, it is possible that through the investment decisions of Portfolio Fund Managers, 25% or more of the Fund’s assets will be invested in a single industry or group of industries.

Investment Management and Other Services

37.       Comment:  Page 14 describes the Fund’s Investment Management Fee as being “equal to 1.25% on an annualized basis of the Fund’s gross asset value.” This does not align with the description of the Investment Management Fee in the prospectus, where the Investment Management Fee is described as equal to 1.25% on an annualized basis of the greater of (i) the Fund’s net asset value and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investments. Please ensure the Investment Management Fee is described consistently throughout the registration statement.

Response:  The Fund acknowledges the Staff’s comment and has revised its disclosure to ensure the Investment Management Fee is described consistently throughout the Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 519-1107 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ David Williams
David Williams